Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Exelon Corporation will issue the attached newsletter to all employees on February 9, 2005.

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Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations — Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K — It em 8. Financial Statements and Supplementary Data: Exelon — Note 19, ComEd — Note 15, PECO — Note 14, and Exelon Generation — Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 — Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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A message from John Rowe

      Having completed our initial regulatory filings last Friday, we are now entering the next phase of preparing for our merger with PSEG. Today, Jim Ferland and I are jointly announcing the transition teams that will guide our integration planning efforts over the next 12 to15 months. Our goal is to create the nation’s finest electric and gas utility.

     I have appointed Randy Mehrberg to direct the overall integration planning and transition process. Randy was instrumental in negotiating the initial transaction, and has a unique perspective on the task at hand.

     Working in close cooperation with Ralph Izzo of PSEG, Randy will oversee the integration planning teams. Each team will have responsibility for a specific aspect of the integration planning process. Each has an executive sponsor, and includes leaders from both companies. As I have said repeatedly, while Exelon is acquiring PSEG, our objective is to create a new company, one that is built on the strengths of both companies. Success will depend upon our ability to work cooperatively and respectfully with our counterparts at PSEG. Teamwork is an imperative.

     Completing this merger in a timely fashion will require enormous effort by countless people. However, we cannot allow the integration planning process, as important as it is, to distract us from living up to our commitments and continuously improving our operational and financial performance. Even as we plan for an exciting future, we must redouble our efforts to realize the promises that we have made to our customers, our shareholders and to each other. If we lose sight of these commitments, we will surely fall short of achieving our objectives.

     In the coming weeks and months, you will hear more about the integration planning process from Jim and me, as well as from Randy and Ralph. Every effort will be made to keep you informed of our progress. We recognize that all of you have a great personal interest in what we are trying to accomplish. We also recognize that we cannot succeed without the engagement and dedication of all of our employees.

Exelon, PSEG employees named to lead integration planning teams

     Exelon and PSEG today announced the formation of a joint integration team to coordinate and oversee merger integration planning, and ultimately implementation of the merger plan. The joint integration team consists of 10 integration planning teams, each with an executive sponsor and team leaders from Exelon and PSEG. (See chart on next page)

     Led by Randy Mehrberg and Ralph Izzo, the integration executives from Exelon and PSEG, respectively, the teams will be responsible for developing integration plans to successfully merge the two companies once shareholders and various regulatory agencies approve the merger, which is expected to take 12 to 15 months.

     The teams are organized as follows:

     Business Unit teams will shape and design the new organizations, while seeking to identify and implement best practices.

     They are:

•	Generation and Trading

•	Delivery

•	Corporate/Shared Services

•	PSEG Energy Holdings

CONTINUED ON PAGE 2

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PSEG, EXELON EMPLOYEES NAMED TO LEAD INTEGRATION PLANNING TEAMS, CONTINUED FROM PAGE 1

Integration Management comprises four teams that will handle major processes that span business units and require close collaboration and coordination:

•	HR Systems Integration will determine policies and procedures for all the human resources processes, including labor relations, compensation and benefits.

•	Financial Systems Integration will focus on integrating the financial processes across the two companies, including accounting, long-range planning and synergy-tracking.

•	IT Integration will determine how to integrate all the IT systems across the two companies.

•	The Integration Office will provide day-to-day management of the integration activities on behalf of Randy and Ralph, and will oversee the process, identify and resolve issues and help coordinate the efforts of all the sub-teams.

Transaction teams include:

•	Regulatory, which already is working on filings and managing the process to secure the necessary regulatory approvals for the merger.

•	Deal, which will maintain the financial model of the transaction and coordinate efforts to close the deal.

     “Now that the team leaders have been named, the next step is to identify people with the right expertise to handle the various integration issues and activities that need to get done,” said Mehrberg. “We expect the teams to complete their staffing and develop their overall project plans by the end of February.”

Joint Integration Team

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Our first steps

by Randy Mehrberg

      We are one month into our 12-to-15 month journey to become Exelon Electric & Gas. Thus far, we have focused our energies on drawing from the lessons learned from the PECO-Unicom merger, creating an integration framework, identifying leadership, establishing our integration guiding principles (see below) and preparing our regulatory filings.

     While a year or more may seem like a long time to complete a merger, there is much to do and the time will pass quickly. I firmly believe that one of the key ingredients to a successful merger is an environment of inclusion, starting with keeping employees informed about the integration process. Over the next year, we’ll provide frequent updates on our progress. Equally important, we will reach out to you to get your thoughts and ideas regarding the merger and the integration planning process. Creating a two-way communications process will be instrumental to achieving our collective goals.

Our next steps

     Now that we’ve completed the initial steps in the process, our next immediate step is to complete the teams. We anticipate that the team members will be announced and work plans will be developed in the next few weeks.

     Over the next year, the teams will be working collaboratively and planfully. While each team

CONTINUED ON PAGE 4

Exelon — PSEG Guiding Principles for Integration Planning

Build One Company View	—	Start — and end — with the vision in mind
	—	Focus on what’s right for the combined company
	—	Commit to leave personal biases at the door

Seek True Best Practices	—	Look for the best answer; not just what is customary today
	—	Emphasize where changes in work processes need to be made

Move Quickly and Thoroughly	—	Focus on integrating the organizations rapidly
	—	Set aggressive, but achievable timeframes
	—	Rigorously analyze the issues and find the right solutions
	—	Err on the side of speed

Be Decisive	—	Be explicit and open about how decisions will be made
	—	Consider the facts and the various perspectives
	—	Make decisions promptly, communicate them and keep moving

Engage Employees	—	Let people know what the changes mean for them
	—	Be visible on-site
	—	Communicate continuously — two-way and face-to-face
	—	Respect employees’ abilities to contribute and listen, listen, listen

Build the Sense of Team	—	Get to know each other at multiple levels across the organization
	—	Create an open environment for communication and debate

Treat People with Dignity	—	“Put ourselves in each others’ shoes” and treat employees respectfully in all interactions
	—	Establish a clear and consistent process for assessment and selection
	—	Establish a fair separation program and implement consistently

3 INSIDE EXELON	FEBRUARY 9, 2005

OUR FIRST STEPS, CONTINUED FROM PAGE 3

will have its own timeline and unique issues, each will invest the necessary time up-front and throughout the process to develop thoughtful, comprehensive plans that consider not only their needs, but also interdependencies across teams.

     Broadly, we anticipate that the teams will spend much of March and April in an analysis phase in which they will profile the processes and organizations of the two companies, and identify similarities and differences, as well as key issues and opportunities to improve performance. After they complete their analysis, each team will begin to develop recommendations for the operational processes and organizational structures for Exelon Electric & Gas. We anticipate much of this work to be done during the period from May to September. After that, the teams will turn their efforts toward transition and implementation planning. It is during this final phase that we anticipate that staffing selections would begin.

     I understand that change creates anxiety, and that anxiety only grows in the absence of information. In the coming weeks, you will see more information on the progress of the integration teams in Inside Exelon, as well as other company publications. Our intent is to err on the side of over-communicating.

     I tend to see a challenge as an opportunity. We have before us a significant challenge that provides all of us with an opportunity to do something unique: to be the finest utility in the United States. I look forward to working toward that opportunity together.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s Web site, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P. O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P. O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Report on Form 8-K filed with the SEC on December 20, 2004 by Exelon. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document in connection with the proposed merger.

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